SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                         BALCOR PENSION INVESTORS-III
                           (Name of Subject Company)

                         BALCOR PENSION INVESTORS-III
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (847) 267-1600

         (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s)
                               Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5200
Item 1.   Security and Subject Company

     The name of the subject partnership is Balcor Pension Investors-III, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's general partner is Balcor Mortgage Advisors-II, an Illinois partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's limited partnership interests (the "Units"), which are held by the Partnership's limited partners (the "Limited Partners").

Item 2.   Tender Offer of the Bidder

     This statement relates to the unsolicited tender offer by Walton Street Capital Acquisition Co. II, L.L.C., a Delaware limited liability company ("Walton Street"), to purchase up to 78,367 (but not more than 78,367 (approximately 33%) of the Units at a purchase price of $130 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 20, 1996, as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the address of the principal executive office of Walton Street is 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

     Walton Street has entered into an agreement (the "Assignment Agreement") with Beattie Place LLC ("Beattie Place") pursuant to which, among other things, Walton Street has assigned to Beattie Place the right to purchase approximately 16.2% of the Units tendered pursuant to the Offer. Beattie Place was organized by Metropolitan Acquisition VII, L.L.C. ("Metropolitan") for the purpose of acquiring Units pursuant to the Offer. Metropolitan owns 99.9% of the equity interest in Beattie Place, and MAP VII Acquisition Corporation ("MAP"), which is the managing member of Beattie Place, owns the remaining 0.1% interest in Beattie Place. MAP also owns a 9.9% equity interest in, and is the managing member of, Metropolitan. Each of Beattie Place, Metropolitan and MAP is an affiliate of Insignia Financial Group, Inc. ("Insignia"). As described below, other affiliates of Insignia have entered into certain agreements with the Partnership regarding certain of the Partnership's property.

Item 3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(i) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership, the General Partners and their affiliates:

     The General Partner is entitled to a certain percentage of the annual cash flows of the Partnership resulting from the operations of the Partnership's investments. For the quarter ended March 31, 1996, the General Partner received $105,545 pursuant to this provision, of which $26,386.25 (25%) was deposited into the Early Invested Incentive Fund.

     (b)(ii) The Partnership and its affiliates have the following material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest with Walton Street, or its affiliates:

     Various present and former affiliates of Walton Street have talked with, or made proposals to, affiliates of the General Partner in the ordinary course about purchasing individual properties that were being marketed for sale by such affiliates of the General Partner. In late 1993, affiliates of Walton Street met with affiliates of the General Partner regarding the potential acquisition of the General Partner. These meetings were exploratory in nature, were unsolicited by affiliates of the General Partner and no information was exchanged as a result of these meetings.

     As of November 4, 1994, an affiliate of Insignia, which is the ultimate parent entity of Beattie Place, entered into property management agreements with respect to properties owned by the Partnership (collectively, the "Property Management Agreements"). Specimens of the Property Management Agreements are filed herewith as Exhibit 2. The Property Management Agreements, which are terminable at the option of either party upon sixty days' prior written notice, provide for annual fees of 5% of gross operating receipts to be paid to Insignia on a monthly basis for residential properties and between 3% and 6% of gross operating receipts for commercial properties depending upon whether Insignia performs leasing services. The Property Management Agreements may be terminated by the purchasers of the Partnership's properties as the properties are sold.

     As a result of this contractual arrangement, Beattie Place may have a conflict of interest with the General Partner and the non-tendering Limited Partners. Because of its affiliation with Insignia, Beattie Place may have an interest in the Partnership continuing to pay the monthly property management fees described above to Insignia. Sales of the Partnership's properties would result in Insignia's loss of these fees if the purchaser of the properties were to elect to terminate the Property Management Agreements for the properties.
As discussed below, any sale of all or substantially all of the Partnership's properties in a single transaction or series of related transactions requires the approval of the holders of a majority of the outstanding Units. Therefore, Beattie Place may have a conflict of interest with any non-tendering Limited Partner who may find such a sale desirable or with the General Partner if the General Partner were to recommend such sale to the Limited Partners.

     During the first half of 1995, affiliates of Walton Street approached affiliates of the General Partner with regard to a variety of business proposals, including a proposal to purchase all or a portion of the general partners of the partnerships (including the Partnership) sponsored by affiliates of the General Partner, or performing some or all of their various general partner functions. These contacts were very preliminary and exploratory in nature and the discussions concluded without reaching any agreement. In addition, Insignia has previously had preliminary discussions with the General Partner concerning the acquisition by Insignia of the general partner interest in the Partnership held by the General Partner, but those discussions are not currently active.
     In April 1996, Insignia and the Partnership entered into a Disposition Support Agreement (the "Support Agreement") with respect to one of the Partnership's residential properties, pursuant to which among other things, the Partnership has engaged Insignia to assist in the marketing of such residential property in connection with its proposed sale. A specimen of the Support Agreement is filed herewith as Exhibit 3. However, the Support Agreement specifically states that Insignia is not authorized to negotiate on behalf of the Partnership, or bind the Partnership to, any contract or other agreement of any kind. The Support Agreement provides that Insignia will be paid a fee for its services which is based on the sale price of the subject property, but Insignia is only entitled to such compensation if the property is sold.
Neither Walton Street nor any affiliate of Walton Street is a party or would receive any income from the Support Agreement.

     On several occasions during the first four months of 1996, representatives of Walton Street met with representatives of the General Partner. During these meetings: (i) Walton Street informed the General Partner that Walton Street was considering making an offer to Limited Partners in the Partnership and for limited partnership interests in certain partnerships affiliated with the Partnership, (ii) requested information on properties held by the Partnership, and (iii) requested a list disclosing the Limited Partners of the Partnership. After the first meeting, Walton Street sent a letter to the General Partner requesting a list of Limited Partners. The General Partner provided this list to Walton Street on or about March 15, 1996 and, additionally, provided information with respect to the Partnership's properties.

     After the meetings, representatives of Walton Street and representatives of the General Partner orally discussed several issues relating to the proposed price at which Walton Street would seek to acquire Units. As part of these discussions, representatives of Walton Street received certain preliminary information orally concerning valuations being performed by Alex. Brown & Sons Incorporated ("Alex. Brown") at the request of the General Partner which indicated a preliminary value, subject to change, of $199-203 per Unit. The representatives of Walton Street and the representatives of the General Partner exchanged views on the value of the Partnership's assets. The General Partner's view of the current value of the Partnership's assets, in the aggregate, is not materially different from that of Walton Street. Of course, the process of valuing an asset is subject to, and affected by, a number of factors including but not limited to interest rates, the capital marketplace, investor demand and property performance. Each of these valuation factors are variable and, as such, the value of an asset is subject to change either positively or negatively. Moreover, these factors affect not only the value of the assets, but the appropriateness of the discount from Partnership value to the offering price for the Units. Therefore, in evaluating the offering price, each Limited Partner must determine whether the discount from current value of the offering price is appropriate first with respect to the risk associated with whether and when the assets can ultimately be sold at their current value and second with respect to their own individual investment objectives and need for liquidity.
     The ownership of a substantial number of Units by any person or entity presents a potential conflict of interest between such person or entity on the one hand and the General Partner and any nontendering Limited Partners on the other hand. If the transactions contemplated in the Offer were to be consummated, Walton Street could own a substantial number of Units. Furthermore, following the completion of the Offer, Walton Street may acquire additional Units through private purchases, one or more future tender offers or any other means deemed advisable by Walton Street. The ownership of a large block of Units by Walton Street would enable Walton Street to significantly influence decisions of the Partnership with respect to certain Partnership matters.

     Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partner; (ii) elect or approve a successor to any removed or withdrawn General Partner; (iii) dissolve the Partnership; and/or (iv) amend the Partnership's Partnership Agreement (the "Partnership Agreement"). In order to amend certain provisions of the Partnership Agreement, approval by the General Partner as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, subject to certain limited exceptions, the consent of the General Partner and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions.

     Limited Partners holding more than 10% of the Units are entitled to call a meeting at which the matters described in this Item 3(b)(ii) may be submitted to a vote of the Limited Partners. Therefore, such ownership by Walton Street may increase the likelihood that any one or more of the actions described in this Item 3(b)(ii) may or may not be taken by the Partnership. Such actions may conflict with the General Partner' intentions and/or any non-tendering Limited Partner's desires with respect to such Partnership matters.

     If the General Partner is removed as General Partner by the Limited Partners at some future date, such removal may adversely impact the employment needs of The Balcor Company, a partner of the General Partner.

     Except as set forth in Items 3(b)(i) above and this Item 3(b)(ii), there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and (i) the General Partner, its executive officers, directors or affiliates or (ii) Walton Street, or its executive officers, directors or affiliates.

Item 4.   The Solicitation or Recommendation

     (a) The General Partner is expressing no opinion and remaining neutral with respect to the Offer.
     (b) The General Partner is not making a recommendation and is remaining neutral with respect to the Offer because (i) on the one hand, the General Partner recognizes that Walton Street is making the Offer with a view to making a profit at the expense of the Limited Partners and the offering price is below the current liquidation value per Unit provided by Alex. Brown while, (ii) on the other hand, the Offer provides Limited Partners who desire immediate cash with the opportunity to immediately liquidate their investment in the Partnership. Although the General Partner is not making a recommendation with respect to the Offer, the General Partner believes that the Limited Partners should consider the following factors in making their own decision of whether to accept or reject the Offer:

          (i) The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 for Early Investors is $217-218 per Unit depending upon assumptions made about prepayment penalties. (Note: All investors in the Partnership are deemed to be Early Investors.) Please note that the Partnership's letter to you dated May 16, 1996 contained a typographical error for the Alex. Brown valuation. This value includes the first quarter distribution which was paid in April, 1996 in the amount of $4.00 per Unit. Therefore, the net Alex. Brown value is $213-214 per Unit (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 61% of the net Alex. Brown value.

          Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby").
The Darby valuation represents the value of a Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 1998. As such, it is not intended to represent the value for which a Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $213 per Unit and the net Darby value (after deducting the first quarter distribution of $4.00 per unit) is $209. The Walton Street offer is approximately 62% of the net Darby value.

          (ii) The Partnership continues to repurchase Units (as described in the Partnership's original prospectus) from Limited Partners through the Early Investment Incentive Fund (the "Fund"). Currently, the Fund owns approximately 16,090 Units (6.75% of the total outstanding Units). The Fund purchases Units on a first-come first-served basis. The purchase price for Units by the Fund is equal to 95% of the Partnership's most recent valuation less any distributions made subsequent to the valuation date. The Fund most recently purchased 3,400 Units during the fourth quarter of 1995 for $214.22 per Unit. Approximately 1,600 Units are currently on a waiting list to be purchased by the Fund. The General Partner believes that, based upon its projections of cash being deposited into the Fund for the purchase of Units, the Fund will be able to purchase all 1,600 Units on the waiting list plus approximately 2,500 additional Units during the first six months of 1996. Dollars available to the Fund to repurchase Units are limited and, therefore, there may not be sufficient dollars available to repurchase all Units on a current basis if more Units are offered to the Fund than cash is available to repurchase Units. If you are interested in selling Units to the Fund, you may call (800) 422-5267 for further information.
          (iii) As of March 31, 1996, the Partnership had cash reserves of approximately $19.79 per Unit, which represents approximately 15% of Walton Street's offering price. This cash reserve has been adjusted to deduct the quarterly distribution of $4.00, which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution of $4.00 per Unit, as well as the possible distribution set forth in paragraph 2 above, in mid-July 1996. If you elect to tender your Units to Walton Street, these distributions will either be paid directly to Walton Street or deducted from their offering price for your Units.

          (iv) The most recent issue of Partnership Spectrum (April/May 1996) indicates that the Units traded in a range from $130 to $183 during the sixty day period ended March 31, 1996, reflecting 20 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

          (v) The Partnership has nine remaining assets of which five are mortgage loans and four are operating properties. As previously communicated to investors, the Partnership has begun its liquidation stage and the strategy is to sell or otherwise dispose of its remaining assets by the end of 1998. At present, the Partnership is marketing for sale The Woods apartments and expects to have the mortgage loan on Pepper Square apartments repaid by June 1, 1996. Proceeds will be distributed to investors upon the sale or disposition of the assets. If the Pepper Square loan is repaid on or about the maturity date of June 1, 1996, we expect to distribute the proceeds of approximately $3.88 per Unit in mid-July. This would be in addition to the distribution previously discussed in paragraph 4 below. There can be no assurance that the mortgage loan on Pepper Square will be repaid or what the final distribution to holders of Units will be if repaid.

          (vi) Limited Partners that generally are exempt from Federal income taxation will generally not be taxed on a sale of Units pursuant to the Offer. Acceptance of Walton Street's Offer will constitute a taxable event to taxable Limited Partners. However, both non-taxable and taxable Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

Item 5.   Persons Retained, Employed or to Be Compensated

     The Partnership has retained Darby each year since the inception of the Partnership to provide an annual valuation of the Units. The Partnership paid Darby aggregate fees and reimbursement of expenses of $25,104 for the year ended December 31, 1995. In addition, the Partnership retained Alex. Brown for the purpose of providing a current liquidation value of the Partnership. The Partnership paid Alex. Brown a fee of $117,600 for such valuation. None of the Partnership, the General Partner or any person acting on behalf of any of them has retained any other persons to make solicitations or recommendations to holders of Units in connection with the Offer.
Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) To the best of the General Partner's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partner or any partner, executive officer, director, affiliate or subsidiary of either such entity.

     (b) To the best of the General Partner's knowledge, none of the Partnership, the General Partner, the Early Investor Incentive Fund or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) No negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

     (b) There are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a), although the General Partner has described certain discussions between the General Partner and third parties under Item 3(b)(ii).

Item 8.   Additional Information to be Furnished

     (a)  Tax Discussion

     Tax-exempt Limited Partners. Limited Partners that are generally exempt from Federal income taxation (such as pension and retirement plans and religious, charitable, scientific, literacy and educational organizations (the "Tax-exempt Limited Partners")) will generally not be taxable on a sale of Units pursuant to the Offer. However, in order to avoid tax on the sale, certain entities exempt under Section 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code must set aside or reserve the income from the sale for purposes related to their tax-exempt status, as described in Section 512(a)(3) of the Code. In addition, to the extent the Units of a Tax-exempt Limited Partner are considered debt-financed property as a result of borrowing by such Partner, all or part of the gain from the sale of the Units may be taxable as unrelated business taxable income (although certain "qualified organizations" may be excepted from taxation under Section 514(c)(9) of the Code). Also, a Tax-exempt Limited Partner would be taxable on a sale of Units in the unlikely event the Units are considered includible in inventory of the Partner or held primarily for sale to customers in the ordinary course of business.
     Taxable Limited Partners.   Limited Partners that are not exempt from
Federal income tax ("Taxable Limited Partners") will recognize gain on a sale of a Unit pursuant to the Offer to the extent that the amount realized exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Taxable Limited Partner may possibly be offset by losses from other "passive activities" under the passive loss rules of Section 469 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event a Taxable Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Taxable Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), loss recognized on the sale should be deductible by such Taxable Limited Partner against non-passive income, subject to any other applicable limitations (including capital loss limitations). Taxable Limited Partners should also consider the possibility of changes in the tax rate on long-term capital gains, as well as other tax law changes, in evaluating the Offer.

     In addition, other considerations could affect a Limited Partners tax liability, including, but not limited to, alternative minimum taxes and state income taxes.

     (b)  Class Action Lawsuits

          (i) On May 22, 1996, a purported class action lawsuit was filed as Tom Chipain, et al. v. Walton Street Capital Acquisition II, LLC, et al. (Circuit Court of Cook County, Illinois, Chancery Division). The General Partner and the general partners of nine affiliated limited partnerships, together with Walton Street, Metropolitan, Beattie Place and certain of their affiliated entities and individuals are the defendants. The named plaintiffs are partners in four of the partnerships which are the subject of the Walton Street tender offer. The Complaint alleges that the defendants individually and, with respect to certain of the defendants, in concert have breached their fiduciary duty owed to limited partners in connection with the conduct of the tender offer and further alleges that certain aspects of the tender offer are coercive and unfair. With respect to the General Partner, the Complaint alleges that it breached fiduciary duties to limited partners by failing to prevent the tender offer or taking other steps to obtain a better price for limited partners. The Complaint seeks certain injunctive relief and compensatory damages.

          The General Partner believes that the allegations in this action are unfounded and without any basis in law or fact and the General Partner intends to take such steps as it deems appropriate in response to this action. It is not determinable at this time whether or not an unfavorable decision would have a material adverse impact on the Partnership.
          (ii) In February 1990, a proposed class-action complaint was filed, Paul Williams and Beverly Kennedy, et al. vs. Balcor Pension Investors, et al., Case No.: 90-C-0726 (U.S. District Court, Northern District of Illinois). The Partnership, the General Partner, seven affiliated limited partnerships (together with the Partnership, the "Related Partnerships") and other affiliates are the defendants. The complaint alleges violations of Federal securities laws as to the adequacy and accuracy of disclosure of information in the offering of limited partnership interests in the Related Partnerships and alleges breach of fiduciary duty, fraud, negligence and violations under the Racketeer Influenced and Corrupt Organizations Act. The complaint seeks compensatory and punitive damages. The defendants subsequently filed a counterclaim asserting claims of fraud and breach of warranty against certain plaintiffs, as well as a request for declaratory relief regarding the defendants' rights to be indemnified for their expenses incurred in defending the litigation. The defendants seek to recover for damage to their reputations and business as well as costs and attorneys' fees in defending the claims.

          In May 1993, the Court issued an order denying the plaintiffs' motion for class certification based principally on the inadequacy of the individual plaintiffs representing the proposed class. However, the Court gave plaintiffs leave to propose new individual class representatives. Upon the defendants' motion, the Court ordered plaintiffs' counsel to pay $75,000 to the defendants and $25,000 to the Court for costs incurred with the class certification motion, which amounts continue to be outstanding.

          In July 1994, the Court granted plaintiffs' motion certifying a class relating to the Federal securities fraud claims. The class certified by the Court includes only the original investors in the Related Partnerships. The defendants filed a motion for reconsideration in opposition to the class certification, which was denied in December 1994. The Court approved the Notice of Class Action in August 1995 which was sent to potential members of the class in September 1995.

          Defendants have been engaged in settlement discussions with counsel for the plaintiff class and a tentative settlement has been agreed to in principle, subject to court approval. The General Partner believes that the terms of this settlement, even if finally accepted by the parties and approved by the Court, should not be a material factor in an investor's decision whether or not to accept this tender offer. There is of course no assurance that this, or any other settlement will in fact be agreed to by the parties and approved by the Court, nor can the General Partner predict what the final terms of any settlement might be. Unless and until a settlement is reached, the defendants intend to continue vigorously contesting this action. Management of each of the defendants believes they have meritorious defenses to contest the claims. It is not determinable at this time whether or not an unfavorable decision in this action would have a material adverse impact on the Partnership.


Item 9.   Material to be Filed as Exhibits

     1.   (a)(1)    Letter to Investors, dated May 29, 1996
     2.   (c)(1)    Specimen Property Management Agreements
     3.   (c)(2)    Specimen Disposition Support Agreement
     4.   (c)(3)    The Darby Valuation Report [to be filed by amendment]
     5.   (c)(4)    Alex. Brown Valuation Report
     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 1996           BALCOR PENSION INVESTORS-III


                          By: Balcor Mortgage Advisors-II, its
                              general partner

                              By:  RGF-Balcor Associates-II, a
                              general partner

                              By:  The Balcor Company, a
                              general partner


                              By: /s/Thomas E. Meador
                                 -----------------------------
                                  Thomas E. Meador, Chairman